

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2023

Michael Santomassimo
Chief Financial Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

     Re: Wells Fargo & Company
         Form 10-K for Fiscal Year Ended December 31, 2022
         File No. 001-02979

Dear Michael Santomassimo:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Finance